Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

April 9, 2014

Via EDGAR and Federal Express

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:
GWG Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012
(filed April 1, 2013)
Form 10-Q for the Quarterly Period Ended September 30, 2013
(filed October 30, 2013)
File No. 333-174887

Dear Mr. Rosenberg:

This letter provides supplemental detail regarding the modified disclosure the Company would propose to use in future filings with the Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933 (specifically including our pending Post-Effective Amendment No. 9 to our Registration Statement on Form S-1, filed with the Commission on March 24, 2014 and relating to our ongoing public offering of Renewable Secured Debentures) relative to the matters discussed in your recent comments, and our related responses, regarding the two “Purchase and Sales Agreements” the Company entered into with Athena Securities Ltd.

1.	In its Statements of Operations, the Company will break out as a separate line item under “Revenue” the “Gain upon termination of agreement with Athena Securities Ltd.”

2.
As it had done in its recent Form 10-K for the fiscal year ended December 31, 2013, filed on March 20, 2014, the Company will prepare its Statements of Cash Flows to include, under the “Cash flows from operating activities,” the gain attributable to the termination of the agreement with Athena.  In this regard, the Company will re-caption the applicable line item as “Gain upon termination of agreement with Athena Securities Ltd.”  It will no longer caption that gain as “Repurchase of common stock.”  To be clear, the Company will not include this gain under “cash flows from financing activities,” as it had done its Form 10-Q for the period ended September 30, 2013.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission

April 9, 2014

3.
In future filings, the Company will expand its disclosure in MD&A (and other areas of filings, as appropriate) to describe the relationship and significance of the 2013 agreement with Athena with greater detail.  In this regard, we have prepared the following draft disclosure for your consideration:

[For insertion under Results of Operation]

In June 2013, we entered into a “Purchase and Sale Agreement” with Athena Securities Ltd. and Athena Securities Group Ltd.  This agreement effected the termination of an earlier agreement that the parties had entered into in 2011.  That 2011 agreement had contemplated cooperative efforts by the parties aimed at developing a security and related offering in Europe or Ireland, the proceeds of which would be used to finance the acquisition of life-insurance related assets in the United States.  We sought to terminate the 2011 agreement due to a changing regulatory environment in Europe that negatively affected the likelihood of consummating the contemplated offering of securities, and due to our dissatisfaction with Athena’s performance under the 2011 agreement.  Accordingly, the June 2013 agreement contained mutual general releases of claims and substantially unwound certain capital stock transactions that had been effected under the earlier agreement.  In particular, Athena returned to us for redemption 865,000 shares of our common stock, and retained 124,000 common shares in recognition of their earlier efforts under the 2011 agreement.  For our part, we sold back to Athena Securities Group Ltd. all of our ownership in Athena Structured Funds, PLC that we had originally acquired under the 2011 agreement.  As a result of the termination effected by our June 2013 agreement with Athena and our re-acquisition of 865,000 shares of our common stock, we recorded a non-cash gain on the transaction of $3,252,000.  Presently, we have no ongoing business relationship with Athena.

Should you have any further questions or comments, or wish to discuss these matters with us, we ask that you please contact us.  I can be reached using the contact information above.  If I am unavailable, please feel free to contact Mr. Jon Gangelhoff, Chief Financial Officer of the Company, at (612) 746-0944.  On behalf of the Company, we greatly appreciate your prompt attention to this letter.

Very truly yours,

/s/ Paul Chestovich

Paul D. Chestovich

cc:  Jon Gangelhoff
       Jon Sabes
       Tim Kosiek